AMTD Global Markets Limited

23/F-25/F, Nexxus Building,

41 Connaught Road Central,

Hong Kong

Boustead Securities LLC

6 Venture, Suite 395,

Irvine, CA 92618

United States of America

Fosun Hani Securities Limited

Suite 2101-2105, 21/F, Champion Tower

3 Garden Road, Central

Hong Kong

VIA EDGAR

December 23, 2019

Ms. Barbara Jacobs

Mr. Michael C. Foland

Mr. Stephen Krikorian

Ms. Morgan Youngwood

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Molecular Data Inc. (CIK No. 0001758736)

Registration Statement on Form F-1 (File No. 333-235398)

Registration Statement on Form 8-A (File No. 001-39167)

Ladies and Gentlemen:

We hereby join Molecular Data Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on December 27, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 20, 2019 through the date hereof:

Preliminary Prospectus dated December 20, 2019:

400 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

AMTD Global Markets Limited

By:	/s/ Cheung Ming Lin
	Name:	Cheung Ming Lin
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Boustead Securities LLC

By:	/s/ Keith Moore
Name: Keith Moore
Title: Chief Executive Officer

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Fosun Hani Securities Limited

By:	/s/ Arthur Cheng
Name: Arthur Cheng
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]